SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.  )

BUCKINGHAM EXPLORATION INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

11840P
(CUSIP Number)

Tobias Byrne
Smart Train Australian Pty. Ltd.
Suite 21, 22 Railway Road
Subiaco, WA  6008
Australia
+61 428 223 603
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 11, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes).

CUSIP No. 11840P

(1)	Names of Reporting Persons: Smart Train Australian Pty. Ltd.
(2)	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds: WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Australia
Number of Shares Beneficially Owned by Each Reporting Person with:	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 5,400,000(1)
	(9)	Sole Dispositive Power: 0
	(10)	Shared Dispositive Power: 5,400,000(1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,400,000(1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
(13)	Percent of Class Represented by Amount in Row (11): 10.4%
(14)	Type of Reporting Person: CO

(1) Represents 3,600,000 shares of common stock and warrants to acquire 1,800,000 shares of common stock of the Issuer.

Item 1.   Security and Issuer

This Schedule 13D relates to the common stock, par value $0.0001 per share of Buckingham Exploration Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at Suite 418-831 Royal Gorge Blvd., Cañon City, CO 81212, USA.

Item 2.   Identity and Background

(a)
This statement on Schedule 13D is filed on behalf of Smart Train Australian Pty Ltd. (“Smart Train”). Smart Train is organized under the laws of Australia. The principal business of Smart Train is Trustee and investment vehicle for shareholder investments.  The business address of Smart Train is Suite 21, 22 Railway Rd., Subiaco WA, 6008 Australia. The name, business address, citizenship and present principal occupation or employment of each executive officer and director of Smart Train are set forth in Schedule “A” attached hereto and incorporated herein by reference.

(b)	See (a) above.

(c)	See (a) above.

(d)
During the past five years, neither Smart Train, nor to the knowledge of Smart Train, any of the persons listed in Schedule “A”, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the past five years, neither Smart Train, nor to the knowledge of Smart Train, any of the persons listed in Schedule “A”, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	See (a) above.

Item 3.   Source and Amount of Funds or Other Consideration

On February 11, 2011, Smart Train acquired 3,600,000 units (the “Units”) of the Issuer at a price of $0.01 per Unit for an aggregate of $36,000, with each Unit comprised of one share of common stock (the “Shares”) and one-half of one common stock purchase warrant (the “Warrants”), with each full Warrant exercisable for 12 months at a price of $0.10 per share, from working capital.

Item 4.   Purpose of Transaction

Smart Train purchased the Issuer’s common stock for investment purposes.  None of the reporting persons have any plans or proposals which relate to or would result in any of the matters listed in Items 4(a) to 4(j) of Schedule 13D. Smart Train reserves the right to acquire additional securities of the Issuer, to dispose of such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities.

Item 5.   Interest in Securities of the Issuer

(a)	Smart Train beneficially owns an aggregate of 3,600,000 Shares and Warrants to acquire up to 1,800,000 Shares of the Issuer, or approximately 10.4% of the Issuer’s outstanding common stock.

(b)	Smart Train has the sole power to vote and to dispose of the securities of the Issuer acquired by it.

(c)	None of the reporting persons has effected any other transactions in the Issuer’s common stock within the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.   Materials to be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 4, 2011		Smart Train Australian Pty. Ltd.

	Per:	/s/ Tobias Byrne
Name: Tobias Byrne
Title: Director

 SCHEDULE “A”

EXECUTIVE OFFICERS AND DIRECTORS OF SMART TRAIN

The following is a list of the directors and executive officers of Smart Train and sets forth the business address, present principal occupation or employment and citizenship for each such person.

Name	Business Address	Present Principal Occupation	Citizenship

Tobias Byrne	Suite 21, 22 Railway Road Subiaco, WA 6008 Australia	Consultant	Australian

Bianca Byrne	Suite 21, 22 Railway Road Subiaco, WA 6008 Australia	Geologist	Australian